UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Stemline Therapeutics, Inc.

(Name of Subject Company)

Stemline Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85858C107

(CUSIP Number of Class of Securities)

Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
750 Lexington Avenue
Eleventh Floor
New York, New York 10022
(646) 502-2311

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Matthew Mamak Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 210-1256

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Stemline Therapeutics, Inc. (“Stemline”) with the Securities and Exchange Commission (the “SEC”) on May 12, 2020, relating to the tender offer by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany (“Parent”), and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. (“Menarini”), a company formed under the laws of Italy, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Stemline for (i) $11.50 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share as set forth in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Parent, Purchaser and Menarini with the SEC on May 12, 2020 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8.   ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended as follows:

The following disclosure replaces the paragraph on page 56 of this Schedule 14D-9 under the heading entitled “Item 8. Additional Information—Regulatory Approvals—Antitrust in the United States”:

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen (15) days. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen (15)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions, including the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of the Menarini Group and/or Stemline. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Menarini Group and Stemline do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

On May 15, 2020, each of Stemline and the ultimate parent entity of the Menarini Group filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. As a result, the required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time, on June 1, 2020, unless earlier terminated by the FTC and the Antitrust Division, the ultimate parent entity of the Menarini Group elects to withdraw and re-submit its Notification and Report Form, or the FTC or the Antitrust Division issues a request for additional information and documentary material prior to that time.

The following disclosure replaces the paragraph on page 56 of this Schedule 14D-9 under the heading entitled “Item 8. Additional Information— Legal Proceedings”:

2

On May 13, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Shiva Stein v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-30716. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, all of the defendants violated Sections 14(e), 14(d)(4) and 20(a) of the Exchange Act. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission to the extent that the Merger Agreement or any of the terms thereof have already been implemented, (iii) damages and (iv) plaintiff’s attorneys’ and experts’ fees. The defendants believe the claims asserted in the complaints are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020	Stemline Therapeutics, Inc.

	By:	/s/ Kenneth Hoberman
	Name:	Kenneth Hoberman
	Title:	Chief Operating Officer